S&P Global Inc.

55 Water Street

New York, NY 10041

July 6, 2016

Re:	S&P Global Inc.
Registration Statement on Form S-3
Registration File No. 333-212304

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention: Paul Fischer

Dear Mr. Fischer:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (Registration No. 333-212304) (the “Registration Statement”) of S&P Global Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on July 8, 2016, or as soon as practicable thereafter.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

S&P Global Inc.

By:	/s/ Katherine J. Brennan
Name:	Katherine J. Brennan
Title:	Deputy General Counsel & Corporate Secretary

cc:	Joseph A. Hall, Davis Polk & Wardwell LLP